Montreal, Québec – May 5, 2022	TSX:NSR
(in U.S. dollars unless otherwise noted)	NYSE:NSR
NOMAD ROYALTY REPORTS Q1 RESULTS
AND DECLARES SECOND QUARTER 2022 DIVIDEND

This news release constitutes a "designated news release" for the purposes of Nomad’s prospectus supplement dated June 22, 2021, to its short form base shelf prospectus dated September 30, 2020

Vincent Metcalfe, CEO and Chair of the Board of Directors of Nomad Royalty Company Ltd. (“Nomad” or the “Company”) stated “As recently announced, the friendly acquisition of Nomad by Sandstorm Gold builds on our vision to create a pure-play, highly diversified, cash-flow focused royalty and streaming company with peer-leading growth. The first quarter of 2022 was a record quarter in terms of revenues and cash operating margin attributable to Nomad”.
Friendly acquisition of Nomad by Sandstorm Gold:
On May 2, 2022, the Company announced that it entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”), pursuant to which Sandstorm will acquire all of the issued and outstanding shares of Nomad (the “Nomad Shares”) in an all-share transaction (the “Transaction”) valued at approximately CA$755 million. The Transaction will be effected by way of a court-approved plan of arrangement, is subject to certain regulatory and shareholder approvals and is expected to close in the second half of 2022. Under the terms of the Transaction, shareholders of Nomad will receive 1.21 common shares of Sandstorm for each Nomad Share held.
The Company’s majority shareholders, Orion Mine Finance Fund II LP and Orion Mine Finance Fund III LP (collectively, “Orion”), have entered into irrevocable voting support agreements with Sandstorm pursuant to which Orion has agreed to vote all of its Nomad Shares, representing in total approximately 61% of the Nomad Shares on a fully diluted basis, in favour of the Transaction. Directors and officers of Nomad, holding a total of approximately 5% of the Nomad Shares on a fully diluted basis, have also entered into voting support agreements with Sandstorm, pursuant to which they have agreed to vote their Nomad Shares in favour of the Transaction.
The Arrangement Agreement contains customary reciprocal non-solicitation covenants, a right to match in favour of Sandstorm and $20.6 million or $23.6 million in termination and reverse termination fees payable to Sandstorm or Nomad, respectively, in certain circumstances.

First quarter highlights:
•GEOs(1) sold of 6,604 for Q1 2022 (5,575 for Q1 2021).
(1) Adjusted net income is a non-IFRS financial performance measure which have no standard definition under IFRS. Gold equivalent ounces ("GEO") are considered as other measures. Refer to the Non-IFRS measures and Other measures section of this press release.

•Revenues of $13.8 million for Q1 2022 ($9.7 million for Q1 2021).
•Net income of $2.7 million for Q1 2022 (net loss of $0.3 million for Q1 2021).
•Net income attributable to Nomad's shareholders of $2.5 million for Q1 2022 (net loss of $0.3 million for Q1 2021).
•Adjusted net income(1) of $2.3 million for Q1 2022 ($1.9 million for Q1 2021).
•$21.5 million of cash as at March 31, 2022.

Q1 2022 and Q1 2021:2

For the three months ended March 31, 2022 ($000)	Revenues	Gross profit	Revenue attributable to Nomad(1)	Cash operating margin attributable to Nomad(1)
Bonikro Gold Stream	2,178	578	2,178	1,724
Mercedes Gold and Silver Stream	7,222	3,524	7,222	6,188
Blyvoor Gold Stream	611	392	611	428
RDM Gold Royalty	325	145	325	325
Moss Gold Royalty	120	34	120	120
Caserones Copper Royalty	3,326	1,964	2,245	2,245
Total	13,782	6,637	12,701	11,030

For the three months ended March 31, 2021 ($000)	Revenues	Gross profit	Revenue attributable to Nomad(1)	Cash operating margin attributable to Nomad(1)
Premier Gold Prepay Loan	1,518	—	1,518	1,518
Bonikro Gold Stream	3,457	722	3,457	2,681
Mercedes Gold and Silver Stream	4,316	2,052	4,316	3,321
South Arturo Silver Stream	20	15	20	16
Blyvoor Gold Stream	27	16	27	18
RDM Gold Royalty	176	37	176	176
Moss Gold Royalty	138	34	138	138
Total	9,652	2,876	9,652	7,868
(1) Adjusted net income, revenue attributable to Nomad and cash operating margin attributable to Nomad are non-IFRS financial performance measure which have no standard definition under IFRS. GEOs are considered as other measures. Refer to the Non-IFRS measures and Other measures section of this press release.2

	GEOs earned(1)
	2022	2021
Premier Gold Prepay Loan	—	900
Bonikro Gold Stream	1,135	1,940
Mercedes Gold and Silver Stream	3,716	2,533
South Arturo Silver Stream	—	11
Blyvoor Gold Stream	320	16
RDM Gold Royalty	173	98
Moss Gold Royalty	64	77
Caserones Copper Royalty	1,196	—
Total	6,604	5,575

For Q1 2022, revenue attributable to Nomad(3) was sourced 82% from gold and silver and 18% from copper (100% from gold in silver in Q1 2021). Geographically, revenue for Q1 2022 was sourced 80% (64% for Q1 2021) from the Americas and 20% (36% for Q1 2021) from Africa.
Declaration of dividends:
Nomad is also pleased to announce a quarterly dividend of C$0.05 per common share, payable on July 15, 2022 to Nomad's shareholders of record as of the close of business on June 30, 2022.
The dividend has been designated by Nomad as an "eligible dividend" under the Income Tax Act (Canada).
Nomad has a dividend reinvestment plan (the "Plan") which allows shareholders to reinvest their cash dividends into additional common shares The Company will issue additional common shares through treasury at a 3% discount to the weighted average price of the common shares on the Toronto Stock Exchange for the five (5) trading days immediately preceding the dividend payment date. To participate in the Plan, registered shareholders must deliver a properly completed Plan enrolment form to Computershare Trust Company of Canada not less than five (5) business days before a dividend record date. The Plan and enrollment forms are available on the Company’s website at www.nomadroyalty.com/en/investors/dividend/. Eligible registered shareholders may enroll in the Plan online through the plan agent’s self-service web portal at www.investorcentre.com/Nomad.
Non-registered beneficial shareholders who wish to participate in the Plan should contact their financial advisor, broker, investment dealer, bank or other financial institution who holds their common shares to inquire about the applicable enrolment deadline and to request enrolment in the Plan. For more information on how to enroll or any other inquiries, contact the Plan Agent at 1-800-564-6253 (toll-free in North America), 1-514-982-7555 (outside North America) or www.investorcentre.com/Nomad.

(3) Revenue attributable to Nomad is a non-IFRS financial performance measure which have no standard definition under IFRS. GEOs are considered as other measures. Refer to the Non-IFRS measures and Other measures section of this press release.

Share Capital:
On March 31, 2022 there were 61,456,966 common shares of Nomad outstanding. As at May 5, 2022, the Company had 61,461,563 common shares, 1,667,893 share options and 24,876,464 common share purchase warrants outstanding entitling the holders to purchase 2,487,646 common shares. The Company also had 307,285 restricted share units, 175,690 performance share units and 228,280 deferred share units outstanding. Pursuant to the deferred payment payable to Yamana Gold Inc. and based on the CA$/US$ daily exchange rate published by the Bank of Canada on May 4, 2022, 1,423,406 common shares would be issuable should the conversion option be exercised on such date.
Non-IFRS Measures:
Nomad has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”), including (i) adjusted net income (loss), (ii) cash operating margin attributable to Nomad and (iii) cash cost of sales.
These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
In addition to the non-IFRS performance measures described below, the Company's royalty and stream revenue are converted to GEOs by dividing revenue for a specific period by the average realized gold price per ounce for the gold stream revenue and by dividing revenue by the average gold price for the gold royalty revenue, for the respective period. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. The Company's gross amount received or receivable from the Caserones copper NSR royalty is converted to GEOs by dividing the dividend received or receivable before taxes for a specific period by the average gold price, for the respective period.
Adjusted net income and adjusted net income per share are calculated by removing the effects of the non-cash cost of sales related to the Premier Gold Prepay Loan, the non-cash change in fair value of the conversion option for the Deferred Payment to Yamana Gold Inc. and the non-cash change in fair value of the Premier Gold Prepay Loan and the deferred income tax recovery related to stream interests subject to the reverse take-over transaction. The Company believes that, in addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.
Cash operating margin attributable to Nomad is calculated by subtracting the cash cost of sales from the total revenue adjusted to remove revenue attributable to non-controlling shareholders. The Company presents cash operating margin attributable to Nomad as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.
Cash cost of sales is calculated by subtracting depletion and non-cash costs of sales related to the Premier Gold Prepay Loan from the total cost of sales. In addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison with other streaming and royalty companies in the precious metals mining industry who present similar measures of performance.
Refer to the Non-IFRS and Other Measures section of the Company’s Management Discussion and Analysis for the three months ended March 31, 2022.

QUALIFIED PERSON
The technical and scientific information contained in this press release relating to properties and operations on the properties on which the Company holds royalty, stream or other interests has been reviewed and approved in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) by Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad, a “qualified person” as defined in NI 43-101.
CONTACT INFORMATION
For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com
ABOUT NOMAD
Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.
Nomad Royalty Company Ltd.
500-1275 ave. des Canadiens-de-Montréal
Montreal, Québec H3B 0G4                             nomadroyalty.com

FORWARD-LOOKING STATEMENTS
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Nomad’s growth, results of operations, estimated future revenues, performance guidance, outlook, including future dividends. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Nomad will purchase gold, silver and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold, silver, copper and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Nomad; changes in accounting policies, impact of inflation, global liquidity and credit availability, stock market volatility; regulatory restrictions; liability, competition, loss of key employees, and other related risks and uncertainties, as well as those risk factors discussed or referred to in the Company’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available on the Company’s profile on SEDAR at www.sedar.com and the Annual Report on Form 40-F filed with the United States Securities and Exchange Commission available under the Company’s profile on EDGAR at www.sec.gov. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Nomad Royalty Company Ltd.
Consolidated balance sheets (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	March 31, 2022	December 31, 2021
	$	$
Assets
Current assets
Cash	21,519	12,377
Amounts receivable	3,813	2,857
Other assets	2,394	2,935
Total current assets	27,726	18,169
Non-current assets
Royalty, stream and other interests	310,039	314,783
Deferred income taxes	43,214	43,061
Total non-current assets	353,253	357,844
Total assets	380,979	376,013
Liabilities
Current liabilities
Accounts payable and accrued liabilities	5,423	6,057
Deferred payment liability – host contract	9,886	9,712
Deferred payment liability – conversion option	685	1,588
Total current liabilities	15,994	17,357
Non-current liabilities
Revolving credit facility	41,750	68,750
Total non-current liabilities	41,750	68,750
Total liabilities	57,744	86,107
Equity
Common shares	288,271	255,305
Warrants	3,156	3,156
Contributed surplus	5,462	4,732
Retained earnings	2,782	2,785
Equity attributable to Nomad Royalty Company Ltd's shareholders	299,671	265,978
Non-controlling interests	23,564	23,928
Total equity	323,235	289,906
Total liabilities and equity	380,979	376,013

Nomad Royalty Company Ltd.
Consolidated statements of income (loss) and comprehensive income (loss) (unaudited)
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Revenue
Gold and silver sales	10,010	9,338
Other revenue	3,772	314
Total revenue	13,782	9,652
Cost of sales
Purchased cost of gold and silver	1,671	3,306
Depletion of royalty, stream and other interests	5,474	3,470
Total costs of sales	7,145	6,776
Gross profit	6,637	2,876
Other operating expenses
General and administrative expenses	1,691	1,139
Project evaluation expenses	—	236
Share-based compensation	674	662
Change in fair value of gold prepay loan	—	1,118
Total other operating expenses	2,365	3,155
Operating income (loss)	4,272	(279)
Other income (expenses)
Change in fair value of conversion option	903	394
Finance costs	(727)	(403)
Foreign exchange loss	(52)	(9)
Total other income (expenses)	124	(18)
Income (loss) before income taxes	4,396	(297)
Income tax recovery (expense)	(1,655)	39
Net income (loss) and comprehensive income (loss)	2,741	(258)
Net income (loss) and comprehensive income (loss) attributable to:
Nomad Royalty Company Ltd's shareholders	2,455	(258)
Non-controlling interests	286	—
Net income (loss) per share
Basic	0.04	(0.00)
Diluted	0.03	(0.01)

Nomad Royalty Company Ltd.
Consolidated statements of cash flows (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Operating activities
Net income (loss) for the period	2,741	(258)
Adjustments for:
Cost of sales related to gold prepay loan	—	1,522
Depletion of royalty, stream and other interests	5,474	3,470
Share-based compensation	674	662
Change in fair value of gold prepay loan	—	1,118
Change in fair value of conversion option	(903)	(394)
Deferred income tax recovery	494	(107)
Finance costs	253	239
Interest received	—	210
Changes in other assets and liabilities
Amounts receivable	(956)	558
Other assets	507	(28)
Accounts payable and accrued liabilities	(875)	(672)
Cash provided by operating activities	7,409	6,320
Investing activities
Acquisition of royalty, stream and other interests	(230)	(1,192)
Cash used in investing activities	(230)	(1,192)
Financing activities
Proceeds on issuance of common shares	34,055	—
Revolving credit facility repayment	(27,000)	—
Share issue expenses	(2,204)	(8)
Financing fees	(40)	(85)
Dividends paid to the Company's shareholders	(2,198)	(2,220)
Dividends paid to non-controlling interests	(650)	—
Net cash provided by (used in) financing activities	1,963	(2,313)
Net increase in cash	9,142	2,815
Cash at beginning of period	12,377	22,517
Cash at end of period	21,519	25,332